The LPL Financial Opportunity

September 16, 2014

Safe Harbor Disclosure and Non-GAAP Financial Measures

Statements in this presentation regarding LPL Financial Holdings Inc.'s (the "Company") future financial and operating results, forecasts, growth, plans, strategies, future market position, ability and plans to repurchase shares and pay dividends in the future, and goals, including statements relating to the insured cash account program, including the statements on the slides "Clear opportunity to extend market leadership and promote earnings growth," "Positioned to capitalize on favorable industry trends", "Focus on operational efficiency positions the Company to generate outsized earnings growth," "Strengthening the financial model", "Benefit from anticipated rising interest rates and growth in cash sweep balances", "ICA bank spread outlook", "Operational update", and "Capital-light model supports opportunity to reinvest in the business and return capital to shareholders", as well as any other statements that are not related to present facts or current conditions or that are not purely historical, constitute forward-looking statements. These forward-looking statements are based on the Company's historical performance and its plans, estimates and expectations as September 16, 2014. Forward-looking statements are not guarantees that the future results, plans, intentions or expectations expressed or implied by the Company will be achieved. Matters subject to forward-looking statements involve known and unknown risks and uncertainties, including economic, legislative, regulatory, competitive and other factors, which may cause actual financial or operating results, levels of activity, or the timing of events, to be materially different than those expressed or implied by forward-looking statements. Important factors that could cause or contribute to such differences include: changes in general economic and financial market conditions, including retail investor sentiment; fluctuations in the value of advisory and brokerage assets; fluctuations in levels of net new advisory assets and the related impact on fee revenue; effects of competition in the financial services industry; changes in the number of the Company's financial advisors and institutions, their ability to market effectively financial products and services, and the success of the Company's initiatives designed to engage them; changes in interest rates and fees payable by banks participating in the Company's cash sweep program, including the Company's success in negotiating agreements with current or additional counterparties; changes in the growth of the Company's fee-based business; finalization and execution of the Company's plans related to the Service Value Commitment ("SVC"), including the Company's ability to successfully transform and transition business processes to third party service providers; the Company's success in negotiating and developing commercial arrangements with third party service providers that will enable the Company to realize the service improvements and efficiencies expected to result from the SVC or other initiatives; the Company's success in negotiating and developing commercial arrangements with third party technology providers that will enable the Company to realize the improvements and efficiencies expected to result from such technology, including with respect to supervision and oversight of advisor activities; the Company's ability to control operating risks, information technology systems risks and sourcing risks; the Company's success in integrating the operations of acquired businesses; the effect of current, pending and future legislation, regulation and regulatory actions, including disciplinary actions imposed by securities regulators or self-regulatory organizations; and the other factors set forth in Part I, "Item 1A. Risk Factors" in the Company's 2013 Annual Report on Form 10-K as may be amended or updated in its quarterly reports on Form 10-Q. Except as required by law, the Company specifically disclaims any obligation to update any forward-looking statements as a result of future developments, even if its estimates change, and you should not rely on those statements as representing the Company's views after September 16, 2014.

Adjusted EBITDA is defined as EBITDA (net income plus interest expense, income tax expense, depreciation and amortization), further adjusted to exclude certain non-cash charges and other adjustments. The Company presents Adjusted EBITDA because the Company considers it a useful financial metric in assessing the Company's operating performance from period to period by excluding certain items that the Company believes are not representative of its core business, such as certain material non-cash items and other adjustments that are outside the control of management. Adjusted EBITDA is not a measure of the Company's financial performance under GAAP and should not be considered as an alternative to net income or any other performance measure derived in accordance with GAAP, or as an alternative to cash flows from operating activities as a measure of profitability or liquidity. In addition, Adjusted EBITDA can differ significantly from company to company depending on long-term strategic decisions regarding capital structure, the tax jurisdictions in which companies operate and capital investments. A reconciliation of Adjusted EBITDA to non-GAAP measures, along with an explanation of these metrics, is set forth in the Appendix to this presentation.

Clear opportunity to extend market leadership and promote earnings growth



Capitalizing on the industry move to independence with disruptive business model

Increasing advisor productivity and asset gathering

Unlocking embedded growth and strengthening our financial model

Driving operational efficiency in our expense structure

Unique capital-light model and shareholder friendly approach to capital allocation

Disruptive business model promotes industry leadership

Disruptive model	LPL	Custodian	Employee	Independent
Enables independence	✓	✓	✗	✓
Focused business model	✓	✗	✗	✓
Robust technology and service support	✓	✓	✓	✗
Integrated brokerage and RIA advisory platform	✓	✗	✗	✗
Supports an array of advisor practices	✓	✗	✗	✗
Superior economics	✓	✓	✗	✗

Established industry leader

- **#1 independent B/D** with 13,840 advisors[1]
- **4th largest** brokerage firm[2]
- **$465 billion** in advisory & brokerage assets
- **$110 billion** in additional retirement plan assets

LPL Financial

[1] Based on number of advisors reported by Financial Planning Magazine June 2014

[2] Based on number of advisors reported from publicly disclosed information as of June 30, 2014

Positioned to capitalize on favorable industry trends

Growing retail assets and march to independence[1]


Independent Channel
Employee Channel
~$9T
~$13T
n/a
70%
30%
64%
36%
62%
38%
2008
2012
2016 Projected

LPL is also positioned to capitalize on projected growth in ~$6 trillion[1] of advisor intermediated retirement plan assets

Track record of increasing market share

- LPL is the **#1 destination** for advisors looking to move[2]
- Over the past three years, LPL has **led the industry in cumulative net new advisor growth**[3]
- **~97% production retention** in 2013
- LPL has **expanded market share** of retail advisors from 1.4% to 4.3% over the last 8 years[1]

LPL Financial

[1] Cerulli Quantitative Update: Intermediary Distribution 2012
[2] Cogent 2013 Advisor Migration Trends
[3] Based on LPL Financial analysis of externally available data and Discovery Database 2012 Rep Movement Study

Strategic focus on expanding leadership within existing footprint

Focusing on chosen markets

Independent Advisor Services
~8,800 advisors
$276 bn assets served

Institution Services
744 banks & credit unions
$111 bn assets served

LPL Financial

RIA
282 firms
$78 bn assets served

Retirement Partners
~40,000 plans
$110 bn AUM[1]

Unlocking embedded growth

World class service experience

Industry leading technology

Pioneering practice management

LPL Financial

[1] Retirement plan assets are held in retirement plans that are supported by advisors licensed with LPL Financial. Such assets are custodied with third party providers. The $110 bn in assets is in addition to LPL Financial's $465bn in advisory and brokerage assets in its Independent Advisor Services, RIA and Institution Services channels.

Delivering sustained growth across market cycles

Growth in advisors + **Increasing productivity and market appreciation** = **Gross margin growth**


3.1% CAGR
7,006
12,444
13,840
2006
2010
6/30/14

AUM per advisor
($ in mm)


8.4% CAGR
$24
$25
$34
2006
2010
6/30/14

($ in mm)


9.6% CAGR
$509
$939
$1,294
2006
2010
TTM 6/30/2014

Gross margin growth was achieved during period of interest rate headwinds

LPL Financial

Focus on operational efficiency positions the company to generate outsized earnings growth


~2%
~2%
~1%-3%
~(1%-2%)
~4%-6%
Beginning Core G&A*
Volume Growth*
Inflation
Investments
Simplicity & Productivity*
Ending Core G&A

Illustration: Scalability of the business model	Low growth scenario	Higher growth scenario
Revenue / gross margin growth	8%	12%
Total adjusted expense growth[1]	5%	6%
Adjusted EPS growth	14%	23%
Annual margin expansion (bps)	50	95

Excludes the benefits from normalized interest rate or future share repurchases.

LPL Financial

*Illustration represents components of Core G&A. Core G&A is defined as compensation and G&A expenses excluding promotional expense, D&A and items excluded in our determination of Adjusted Earnings, which is a non-GAAP measure. Volume-related G&A growth may elevate when revenue growth exceeds 10%. Simplicity and productivity savings are anticipated from initiatives such as procurement and outsourcing.
[1] Total adjusted expense growth includes potential Core G&A growth, as well as promotional, adjusted D&A and interest expense growth.

Strengthening the financial model

Advancing trend to fee-based business

AUM CAGR
2010 – 6/30/14


9%
18%
Brokerage
Advisory

- Advisory AUM is ~35% of overall AUM but represents over 50% of new sales
- Gross margin ROA on advisory assets is more profitable than brokerage assets

Benefit from normalized interest rates[1]

Incremental EBITDA

$242 mm

- The incremental benefit would add ~5% to the Adjusted EBITDA margin
- Estimate approximately $210 million in pre-tax earnings, or $1.28 in EPS[2]

Increasing recurring revenue


61%
66%
2010
TTM 6/30/14

- Driven by growth in fee-based business and expansion of value-added services to advisors and product manufacturers

LPL Financial

[1] Assumes maximum fees in the Company's cash sweep program which would be achieved when the Federal Funds Effective Rate (FFER) is ~260 bps based on current balances and contract terms.
[2] Factors in rising interest expense related to floating rate on Company debt

Benefit from anticipated rising interest rates and growth in cash sweep balances

Cash sweep opportunity	ICA[2]	MMF[2]	Total
Assets[1] ($ in bn)	$16.4	$7.0	$23.4
Q2 fee (bps)	58	7	43
Assumed target fee (bps)	185	55	145
Potential annualized incremental EBITDA ($ in mm)[4]	$208	$33	$242



Growth in ICA cash sweep balances3
$19.1
$22.8
$12.2
$16.1
$6.9
$6.7
12/31/10
6/30/14
MMF
ICA

- There are two main drivers of value:
  - Fee increase: For every 10 bp increase in the ICA fee up to the assumed target fee, LPL Financial can generate $16.4 mm in EBITDA based on average balances to be recognized immediately as the FFER[2] rises
  - Volume: For every $1 bn in additional ICA cash sweep assets, LPL Financial can generate an additional $18.5 mm in EBITDA at the assumed target fee

LPL Financial

[1] Based on average balances in 2014
[2] "ICA" refers to the Company's Insured Cash Account program. "MMF" refers to money market funds. "FFER" represents the daily federal funds effective rate.
[3] Based on end of period balances
[4] As interest rates rise, the Company may incur additional interest expense related to its loan facilities

ICA bank spread outlook

- Certain ICA bank contracts established in late 2008 provide for fees that are significantly above market. As these contracts gradually reset to market rates, the weighted average bank spread over FFER has and will continue to decline
- The anticipated 2016 ending bank spread is approximately within the range of current market rates

	Current FFER		Beginning of the Year Bank Spread		Beginning ICA Fee[1]	Estimated Bank Spread Compression[2]	Estimated Ending ICA Fee[1]	Year Ending Bank Spread	FFER needed to achieve 185 bp target fee [3,4]
2014	9	+	53	=	62	~7	~55	46	~260
2015	9	+	46	=	~55	~13	~42	33	~280
2016	9	+	33	=	~42	~22	~20	11	~325

[1] The ICA fee is based on average balances in 2014 and assumes a flat FFER of 9 basis points. An increase in balances may lead to further ICA bank fee compression
[2] The majority of bank spread compression historically has occurred in the first quarter
[3] Page 13 of the Q2 2014 Financial Supplement on the LPL Financial Investor Relations website under the Events section provides additional information of the mechanics of the ICA bank fee program as the FFER rises
[4] Based on current balances and contracts, if the maximum bank spread compression occurs, the minimum FFER rate to maximize fees could increase up to approximately 350 bps

Operational update

	Q3'14 outlook through August 31, 2014
Net new advisors	• Including Financial Telesis, for the quarter we expect to be at the high-end of the range of our annualized net new advisor target • The pipeline remains strong and we see growing opportunity with larger enterprises • Recruiting levels have been moderate through August while the momentum is building
Advisor productivity	• Overall investors remain engaged. We continue to generate strong flows in our in fee-based business and the typical Q3 seasonal slowdown in commissions has been moderate. We continue to experience softness in annuity based products, primarily due to interest rate uncertainty • As expected, non-traded REIT activity remains at normalized levels for the quarter, compared to approximately $80 mm in Q3 2013
Core G&A	• We remain on track to deliver 7% core G&A growth for 2014 driven by 4.5% core G&A + 2.5% in elevated regulatory spend • The trajectory of the core G&A growth rate is improving, as Q3 Core G&A spend is forecasted to grow in the low single digits year-over-year
Capital management	• Seeking to upsize and extend our revolving credit facility for general corporate purposes including potential share repurchases beginning in the fourth quarter

Capital-light model supports opportunity to reinvest in the business and return capital to shareholders

Approximate Current Use of Cash from Operations

Potential Future Use of Cash from Operations



Discretionary ~35%
CapEx ~35%
Dividend ~30%
Discretionary > 35%
CapEx < 35%
Dividend ~30%

$ in mm	Q2 YTD 2014	2013	Since IPO
Dividends	$48	$68	$365
Share Repurchases	$125	$219	$632
Total	$173	$287	$997

- Cash from operations[1] is approximately 50% of Adjusted EBITDA
- 2x-3x leverage maintains optimal cost of capital

LPL Financial

[1] Adjusted EBITDA is a non-GAAP measure. Cash from operations defined as change in cash available for corporate use before cash from investing and financing activities.

Appendix

Diverse and recurring revenue streams

2013 Results



Advisor and account fees
Sponsor revenue and cash sweep
Net Revenue = $4.3 bn
Other 2%
Transaction and Other Fees 9%
Asset-Based 10%
Commission 50%
Advisory 29%
Trails
Recurring revenue = 65%
Gross Margin = $1.3 bn1
Other 3%
Commission 13%
Transaction and Other Fees 28%
Advisory 21%
Asset-Based 35%

- **Increased attachment revenue**, ex-cash sweep revenue, grew as a percent of advisor production from 19% in 2006 to 23% in 2013
- Adjusted EBITDA as a percent of Gross Margin is 41%

LPL Financial

[1] Gross Margin is a non-GAAP measure, defined as net revenues less production expenses

Adjusted EBITDA reconciliation

The reconciliation from net income to Adjusted EBITDA, a non-GAAP measure, for the periods presented is as follows (in thousands):

	TTM June 2014	2010	2006
		(unaudited)	
Net income (loss)	$178,275	($56,862)	$33,642
Interest expense	52,373	90,407	125,103
Income tax expense (benefit)	106,283	(31,987)	21,224
Amortization of intangible assets(a)	38,874	43,658	49,220
Depreciation and amortization of fixed assets	50,709	42,379	16,128
EBITDA	426,514	87,595	245,317
EBITDA Adjustments:			
Employee share-based compensation expense(b)	17,523	10,429	2,878
Acquisition and integration related expenses(c)	17,256	12,569	1,237
Restructuring and conversion costs(d)	33,875	22,835	-
Debt amendment and extinguishment costs(e)	-	38,633	-
Equity issuance and related offering costs(f)	-	240,902	-
Other	18,981	150	(1,520)
Total EBITDA Adjustments	87,635	325,518	2,595
Adjusted EBITDA	$514,149	$413,113	$247,912

(a) Represents amortization of intangible assets as a result of our purchase accounting adjustments from our merger transaction in 2005 and various acquisitions.

(b) Represents share-based compensation expense for equity awards granted to employees, officers and directors. Such awards are measured based on the grant date fair value and recognized over the requisite service period of the individual awards, which generally equals the vesting period.

(c) Represents acquisition and integration costs resulting from various acquisitions, including changes in the estimated fair value of future payments, or contingent consideration, required to be made to former shareholders of certain acquired entities.

(d) Represents organizational restructuring charges, conversion and other related costs incurred resulting from the expansion of our Service Value Commitment, the 2011 consolidation of UVEST Financial Services Group, Inc. and the 2009 consolidation of Mutual Service Corporation, Associated Financial Group, Inc., Associated Planners Investment Advisory, Inc. and Waterstone Financial Group.

(e) Represents expenses incurred resulting from the early extinguishment, amending, restating, and repayment of amounts outstanding under our credit agreements.

(f) Represents equity issuance and offering costs for our IPO, which was completed in the fourth quarter of 2010.